UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

No. 190 Xizhang Road, Gushan Town,

Jiangyin City, Jiangsu Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of Extraordinary General Meeting of Shareholders

On April 30, 2026 at 6:00 p.m., Beijing Time (April 30, 2026 at 6:00 a.m., Eastern Time), Li Bang International Corporation Inc., a Cayman Islands exempted company (Nasdaq: LBGJ) (the “Company”) held its Extraordinary General Meeting of Shareholders (the “Meeting”).

As of the close of business on April 6, 2026, the record date for the determination of shareholders entitled to vote at the Meeting, there were 3,204,042 class A ordinary shares of par value US$0.01 each (the “Class A Ordinary Shares”) and 154,360 class B ordinary shares of par value US$0.01 each (the “Class B Ordinary Shares”) issued and outstanding. Each Class A Ordinary Share is entitled to one (1) vote on each proposal at the Meeting and each Class B Ordinary Share is entitled to fifteen (15) votes on each proposal at the Meeting. At the Meeting, the combined holders of 1,365,772 shares entitled to notice of and to vote at the Meeting were represented by proxy, representing approximately 40.7% of the outstanding shares, and therefore a quorum pursuant to the Company’s articles of association was present for the transaction of business at the Meeting.

The final results for each of the matters considered at the Meeting were as follows:

Proposal 1:

By an ordinary resolution, to increase the authorized share capital of the Company from: USD31,505,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.01 each and 500,000 class B ordinary shares of par value of USD0.01 each, to: USD35,000,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.01 each and 350,000,000 class B ordinary shares of par value of USD0.01 each, by increasing the number of authorized class B ordinary shares from 500,000 to 350,000,000 (the “Share Capital Increase”).

Votes For	Votes Against	Abstentions
3,517,835	8,976	0

The affirmative vote of the holders of a simple majority of the votes cast at the Meeting was required for approval of Proposal 1. The proposal was approved.

Proposal 2:

By a special resolution, subject to and with effect immediately following the Share Capital Increase being effected, to adopt the amended and restated memorandum of association, in the form attached to the proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

Votes For	Votes Against	Abstentions
3,517,835	8,976	0

The affirmative vote of the holders of a majority of not less than two-thirds of the votes cast at the Meeting was required for approval of Proposal 2. The proposal was approved.

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Proposal 3:

By a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, that (collectively, the “Share Capital Reduction and Reorganization”):

Share Capital Reduction

a.	the par value of each issued and outstanding class A ordinary share of USD0.01 par value each and class B ordinary share of USD0.01 par value each in the share capital of the Company be reduced to USD0.00001 by cancelling USD0.00999 of the paid-up capital on each of the issued and outstanding class A ordinary shares of USD0.01 par value each and class B ordinary shares of USD0.01 par value each (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be USD0.00001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorized but unissued class A ordinary share of USD0.01 par value each be subdivided into 1,000 class A ordinary shares of USD0.00001 par value each; and

ii.	each authorized but unissued class B ordinary share of USD0.01 par value each be subdivided into 1,000 Class B ordinary shares of USD0.00001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

e.	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued class A ordinary shares of USD0.00001 par value each and unissued class B ordinary shares of USD0.00001 par value each that will result in the Company having authorized share capital of USD35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.00001 each and 350,000,000 class B ordinary shares of par value of USD0.00001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be USD35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.00001 each and 350,000,000 class B ordinary shares of par value of USD0.00001 each.

Votes For	Votes Against	Abstentions
3,526,067	745	0

The affirmative vote of the holders of a majority of not less than two-thirds of the votes cast at the Meeting was required for approval of Proposal 3. The proposal was approved.

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Proposal 4:

By a special resolution, subject to and with effect immediately following the Share Capital Reduction and Reorganization being effected, to adopt the amended and restated memorandum of association, in the form attached to the proxy statement as Exhibit B, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganization.

Votes For	Votes Against	Abstentions
3,526,064	735	12

The affirmative vote of the holders of a majority of not less than two-thirds of the votes cast at the Meeting was required for approval of Proposal 4. The proposal was approved.

Proposal 5:

By special resolutions, (a) to authorize the board of directors of the Company (the “Board”) to effect a consolidation of the issued and unissued share capital of the Company at the ratio of one (1)-for-two hundred (200), whereby two hundred (200) ordinary shares of the Company be consolidated into one (1) ordinary share of the Company (the “Share Consolidation”), with the exact effective date of the Share Consolidation to be determined by the Board of Directors in its sole discretion within two (2) years after the date of passing of this resolution; (b) to approve the rounding up of any fractional shares resulting from the Share Consolidation to the next whole ordinary share; (c) to adopt the amended and restated memorandum of association of the Company, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation; and (d) to authorize any director or officer of the Company to perform all such acts and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact effective date of the Share Consolidation and instructing the registered office provider of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

Votes For	Votes Against	Abstentions
3,526,064	747	0

The affirmative vote of the holders of a majority of not less than two-thirds of the votes cast at the Meeting was required for approval of Proposal 5. The proposal was approved.

Proposal 6:

By an ordinary resolution, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 5 (the “Adjournment”).

Votes For	Votes Against	Abstentions
3,517,835	8,966	10

The affirmative vote of the holders of a simple majority of the votes cast at the Meeting was required for approval of Proposal 6. The proposal was approved.

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EXHIBITS

Exhibit No.	Description
3.1	The amended and restated memorandum of association adopted under Proposal 2
3.2	The amended and restated memorandum of association adopted under Proposal 4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

By:	/s/ Feng Huang
Name:	Feng Huang
Title:	Chief Executive Officer

Date:	April 30, 2026

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